FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES THE SIGNING OF A JOINT VENTURE
AGREEMENT TO CREATE CASAFLEX

Mexico City, January 9, 2008 — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today the signing of a joint venture agreement between an ICA subsidiary and Controladora Garciavelez to establish CasaFlex. This new company will use its own proprietary technology to produce individualized, manufactured housing based on three-dimensional, multifunctional reinforced concrete modules that include basic plumbing and wiring conduits. The housing modules also allow for immediate future expansion. The first production plant will be located in the industrial park of Atitalaquia, Hidalgo. The Ps. 300 million plant will have an initial capacity of 8,000 housing units per year. CasaFlex will principally serve developers of entry level and affordable housing.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA's principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

Controladora Garciavelez is a company created by Carlos Garciavelez y Cortazar. He has designed 450,000 homes in Mexico and abroad, including La Casa Múltiple, La Morada, La Geomorada and La Casaflex, and has 33 years experience in housing development. Mr. Garciavelez holds a Master's degree in Architecture from Harvard Univesity and has received 30 national and nine international awards. www.garciavelezarquitectos.com

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2008

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer